27 June 2013

ASX RELEASE

Publication of Explanatory Notice for shareholders who hold stock in MEIP

Novogen  Ltd  today  announces  the  publication  of  an  Explanatory  Notice  for  its shareholders who hold stock in MEI Pharma Inc (MEIP).

Up  till  November  2012,  NASDAQ-listed  and  US-based  biotechnology  company,

MEIP,  was  a  partly-owned  subsidiary  of  Novogen  Ltd.  At  that  time,  Novogen

received   shareholder   approval   to   divest   itself   of   its   shareholding   in   MEIP

through  an  in  specie  share  distribution,  with  Novogen  shareholders  receiving  a proportional allocation of MEIP stock.

For  many  Australian  and  New  Zealand  shareholders,  we  understand  that  the complexities  of  holding  and  selling  US-listed  shares,  particularly  where  those

shareholdings   involve   unmarketable   parcels   of   stock,   have   been   challenging.

Novogen believes that many of its shareholders who have small holdings in MEIP would  benefit  from  a  guidance  note  which  deals  with  some  issues  arising  from holding  foreign  stock,  particularly  in  relation  to  tax  implications  and,  if  desired,

cost-effective means of selling the stock.

Dr  Graham  Kelly,  Novogen  Chairman  and  CEO,  said,  “Preparing  this  Guidance document has been a large and time-consuming project that was taken on by our

Deputy  Chairman,  Robert  Birch.  I  cannot emphasise  too much  that  what  we  have provided  in  this  document  is  a  general  guide  designed  to  assist  and  we  hope clarify  the  situation  for  Novogen  shareholders  who  hold  MEIP  stock.  It  is  not  in

any  way  advice  and  we  cannot  accept  any  responsibility  for  it.    This  guide

reinforces  that  care  needs  to  be  taken  and  does  not  replace  getting  your  own

advice from a qualified expert, particularly in relation to tax.   We do hope though

that our shareholders find it useful.”

The   Explanatory   Notice   is   published   on   the   Company’s   website   under   the

‘Shareholders’ menu (‘MEIP in specie distribution’) or may be downloaded at

http://novogen.com/shareholder-guide-selling-us-shares-2/.

About Novogen

Novogen  Ltd  is  a  public  Australian  biotechnology  company  whose  shares  trade on  both  the  Australian  Stock  Exchange  (symbol  ‘NRT’)  and  NASDAQ  (symbol

‘NVGN’).     The  Company  is  based  in   Sydney,   Australia  and  is  focused  on  the

development  of  a  family  of  novel  anti-cancer  drugs  based  on  comprehensive

anti-cancer   activity   against   both   cancer   cells   and   cancer   stem   cells.   The

Company’s inaugural drug candidate is CS-6.

About CS-6

CS-6  belongs  to  a  new  class  of  drug  candidates  intended  to  treat  most  forms  of

cancer   in   a   comprehensive   manner,   targeting   both   cancer   cells   and   their

progenitor   cells,   cancer   stem   cells.   CS-6   shows   broad   anti-proliferative   and

cytotoxic  activity  against  human  cancer  cells  and  ovarian  cancer  stem  cells.  CS-6

also   has   been   designed   deliberately   to   meet   the   major   known   criteria   for

crossing  the  blood-brain  barrier,  and  for  that  reason  is  being  developed  as  a first-line  for the treatment of glioblastoma multiforme,  the main  form  of primary brain cancer.

Further information

Contact Dr Graham Kelly, Chief Executive Officer.

Tel: 61 2 9476 0344

Fax: 61 2 9476 0388

Mobile: (61) 0429 854 390

16-20 Edgeworth David Ave  Hornsby  NSW 2077  AUSTRALIA

PO Box 2333 Hornsby Westfield  NSW  1635   AUSTRALIA

E: Graham.Kelly@novogen.com

Further information is available on the Company’s web site, www.novogen.com